WEALTH MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

Nine Month Period Ended August 31, 2006

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

This discussion covers the consolidated operations of Wealth Minerals Ltd. (“Wealth” or the “Company”) for the nine month period ended August 31, 2006 and subsequent activity up to October 27, 2006. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.  The following Management Discussion and Analysis should be read in conjunction with the accompanying annual consolidated financial statements for the year ended November 30, 2005.

Additional information related to the Company is available for view on SEDAR at www.sedar.com or on the Company’s website at www.wealthminerals.com.

DESCRIPTION OF BUSINESS

Wealth Minerals Ltd. is a mineral resource exploration company with a focus on the acquisition, exploration and development of precious metals based mineral properties in the Americas. The Company maintains its head office in Vancouver, Canada, and holds option agreements to acquire mineral property interests in British Columbia, Argentina and Peru.

The Company was incorporated in Alberta, Canada but was continued into British Columbia, Canada on January 9, 2006 and is a reporting issuer in British Columbia and Alberta. The Company’s common shares trade as a Tier 2 issuer on the TSX Venture Exchange (“TSX”) under the trading symbol “WML”, on the US OTC board under the trading symbol “WMLLF”, and on the Frankfurt Stock Exchange under the trading symbol “EJZ”. On January 14, 2004, the Company consolidated its share capital on a four old shares for one new share basis and changed its name from Triband Enterprise Corp.

EXPLORATION ACTIVITIES

Argentina

Northwestern Argentina Uranium Project

The Company initiated an extensive program of exploration in northwestern Argentina in October, 2005. This work continued until mid-June 2006 when operations were suspended for the winter months, and concentrated on the evaluation of the properties held by Madero Minerals Ltd. (an Argentinean company that may be acquired by the Company under an option agreement), two additional properties staked by the Company, the examination of several property submittals by third parties, and limited regional prospecting.

This work resulted in writing off 15 of the original package of 17 prospects, advancement of two (Alemania and Amblayo properties) to the next stage of exploration and the discovery and acquisition of the Diamante Los Patos project.

Alemania Property

During the quarter a compilation and review of the data on all previous exploration activities on the property was completed.  The Company is considering whether further exploration work is warranted.

Amblayo Property

A summary report, completed in mid May 2006, recommended specific follow-up exploration work on six defined target areas on the property. No activity took place during the quarter due to winter conditions, but a team of four geologists and prospectors will carry out a 2 to 3 week field program of detailed mapping and sampling, beginning on or about October 20, 2006. Based on the results of this work, a decision will be made about a possible drilling program.

Diamante Los Patos Property

During July, 2006, a detailed petrographic study was completed on mineral samples from the property. This work identified the main uranium bearing mineral as meta-autunite (hydrous calcium uranium phosphate). Mineralization occurs mainly as interstitial cement in detrital sandstone composed mostly of dacitic volcanic material. The uranium-bearing material may have had its origin as mineralizing solutions of hot spring affinity or of ground water origin focused by hot spring activity.

A program of detailed surface sampling of the two main mineralized zones, to be followed by back-hoe trenching, was designed and submitted for envirnonmental approval in July. Approval for the surface rock geochemical sampling was received on September 15th and field work commenced on September 27th after a fully equipped camp was established on the property. This phase of the exploration will entail the collection of approximately 3,000 samples from detailed grids covering both mineralized zones. This work is expected to be completed by mid to late November.

Approval for trenching on the Salta portion of the property (Rio de los Patos mineralized zone) was received on October 5th, 2006 and approval of trenching proposed for the Catamarca portion of the property (Rio Diamante mineralized zone) is expected on November 10th. The trenching program (with simultaneous sampling and detailed trench mapping) is expected to commence on or about November 10th.

The Diamante Los Patos property was discovered by regional prospecting in May, 2006. This prospecting program was re-initiated on September 23rd and will be continued to at least December 15th, 2006. To date, a number of zones of anomalous radioactivity have been located and sampled. Results of sampling will probably be available by mid November, 2006. Two new exploration licences (cateos) have been applied for to protect some of these recent discoveries. A decision to keep these cateos, and possibly add to them, will be made on receipt of assay results

San Jorge Basin Uranium Project

In June, 2006, an airborne geophysical survey was completed over a portion of the Company’s holdings in the province of Chubut. This survey outlined a number of targets for detailed ground follow-up.

Also, during July and August, a detailed structural study of the entire San Jorge Basin was completed. This study integrated the results of regional geological mapping, geochemistry, geophysics, satellite imagery and regional tectonics with known uranium occurrences and delineated a number of local and regional target areas for more concentrated ground exploration.

During the months of July through September, extensive work was done on obtaining permission from surface owners to enter and carry out exploration on their property (usually large sheep ranches).  Along with environmental approval for exploration, these approvals are now in place and work is slated to begin in late October 2006.  To this end, a fully equipped office was set up in the city of Trelew, and a team of geologists and prospectors will operate from this office as well as from local field camps.

Exploration work will consist of reconnaissance traversing with scintillometers on the company's extensive land holdings. Priority will be given to target areas developed from earlier ground exploration, airborne geophysical survey and the structural interpretation of the San Jorge Basin.

Peru

Carabaya Uranium Project

During the quarter, the Company finalized its acquisition of a 100% interest in four prospective uranium properties in Peru. The Company plans a work program, anticipated to commence in the third quarter of 2006, consisting of the evaluation of the new acquisitions geologically and radiometrically with a view to defining targets for advanced ground based radiometric survey and follow-up.  No additional work has yet been completed.

British Columbia

Mackenzie Gold Project

In June 2006, the Company initiated a program of extensive soil geochemistry over a number of target areas on this very large land package. These target areas had been developed from property-wide heavy mineral sampling as well as conventional stream sediment sampling completed in 2005. Approximately 5,000 soil samples were collected and interpretation of results is in progress. Some areas of anomalous results were subsequently hand trenched and the trenches chip sampled from end to end. These samples have been submitted for analysis and results are expected in mid to late November. A detailed independent report on all aspects of the exploration program is anticipated by year end.

James M. Dawson, P. Eng., a qualified person under N.I. 43-101, is responsible for overall supervision of the Company’s exploration and has supervised the preparation of the scientific and technical information that forms the basis for the disclosure with respect to these the Company’s exploration activities, and the results thereof, in this management discussion and analysis. Mr. Dawson is not independent of the Company by virtue of being a shareholder and the holder of incentive stock options.  Mr. Dawson is also one of the optionors of the Mackenzie Gold Project on which the Company holds an option to acquire.

Qualified Person and QA/QC

The Company’s current qualified person is Mr. James Dawson, P. Eng.  Mr. Leslie Oldham, EurGeol is the Company’s consulting geologist and a qualified person for the Peruvian Uranium Project.  Up to March 30, 2005, Ms. Rosie Moore, was chief geologist of the Company.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all future drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

RESULTS OF OPERATIONS

The following is a summary of significant events and transactions that occurred during the nine month period:

1.

The Company raised a gross amount of $5,567,350 through the exercise of share purchase warrants and stock options and the completion of three private placements;

2.

The Company incurred exploration costs of approximately $5.3 million (2005 - $0.8 million) on its currently active mineral property interests for the year to date; and

3.

Acquired a number of new properties.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the accompanying Financial Statements.

	Nine Months Ended August 31, 2006	Nine Months Ended August 31, 2005	Year Ended November 30, 2005

Total revenues	$ -	$ -	$ -
Net loss before other items	6,975,859	1,785,554	3,116,339
Net loss	6,950,203	1,853,512	3,176,055
Basic and diluted loss per share	(0.43)	(0.17)	(0.27)
Total assets	2,913,069	3,074,056	2,252,235
Total long-term liabilities	$ -	$ -	$ -
Weighted average common shares outstanding	16,163,129	11,103,600	11,648,823
Cash dividends		-	-

Results of Operations

During the nine month period ended August 31, 2006, the Company incurred a loss of $6,950,203 compared to $1,853,512 in the comparable period of the prior year.  The loss in 2006 increased by $5,096,691 and was primarily comprised of the following expense increases.  Stock based compensation of $737,491 (2005- $309,507) depends upon the nature and timing of stock option grants. Exploration costs of $5,255,274 (2005 - $766,873) have increased significantly and are related to the Company’s newly acquired properties in 2005 and 2006 (see details below).  Salaries in 2005 are comprised exclusively of costs relating to the Company’s former President who resigned in early 2005. Prior to 2004, the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options.  Property investigation expense was not incurred in 2006 as the Company was fully focussed on its newly acquired property interests.  All other administrative expense categories except for rent increased as compared to 2005.  Listing and transfer agent fees increased due to a higher level of exploration and related regulatory activity.  Professional fees and travel both have increased commensurate with the Company’s overall increase in exploration and business activity.

Consulting fees of $176,067 (2005 - $182,153) include $124,651 (2005 -49,500) paid to related parties (see “Transactions with Related Parties” below). Travel expenses were incurred primarily by directors and consultants in respect of property due diligence, financing, and for general corporate purposes. The Company incurred exploration costs of $5,255,274 in the period ended August 31, 2006 compared to $766,873 in 2005 on the properties as follows:

	Nine Months Ended August 31, 2006	Nine Months Ended August 31, 2005	Year ended November 30, 2005
BC, Canada: Mackenzie Project
Acquisition	$ 385,000	$ 0	$ 178,000
Exploration	497,346	403,400	542,255

Argentina Uranium Project
Acquisition	-	-	263,760
Exploration	2,976,661	354,334	805,030
Argentina Diamante-Los Property
Acquisition	160,000	-	-
Exploration	36,262	-	-

Peru, Radiante 1 Property
Acquisition	338,000	-	-
Peru, Radiante 2 Property
Acquisition	338,000	-	-
Peru, Hilton Property
Acquisition	338,000	-	-
Peru, Voluptuosa Property
Acquisition	186,005	-	-
Peru, Amata Project
Acquisition	-	-	-
Exploration	-	8,562	8,562

Nevada, USA, Properties
Acquisition	-	-	-
Exploration	-	577	577
Total	$ 5,255,274	$ 766,873	$ 1,798,184

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents’ warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. In 2004, options were granted but no agents’ warrants were issued. As a result of the options granted during the three months ended August 31, 2006, $737,491 (2005 - $309,507) was recorded as a charge to operations and a credit to contributed surplus.  As a result of the exercise of stock options during the period, $35,795 (2005 - $3,360) was debited to contributed surplus and credited to capital stock as the value of the options exercised.

Summary of Quarterly Results

	Three month periods ended
	August 31, 2006	May 31, 2006	February 28, 2006	November 30, 2005

Total assets	$ 2,913,069	$ 2,045,790	$ 1,702,313	$ 2,252,235
Mineral property interests and deferred exploration costs	-	-	-	-
Working capital	2,707,818	1,681,106	1,433,988	1,996,122
Shareholders’ equity	2,642,975	1,694,486	1,448,303	2,010,940
Revenues	-	-	-	-
Net loss	(4,041,189)	(1,517,713)	(1,391,301)	(1,322,543)
Loss per share	$ (0.22)	$ (0.19)	$ (0.10)	$ (0.11)

	Three month periods ended
	August 31, 2005	May 31, 2005	February 28, 2005	November 30, 2004

Total assets	$ 3,074,056	$ 2,580,869	$ 2,882,239	$ 3,035,983
Mineral property interests and deferred exploration costs	-	-	-	-
Working capital	2,898,919	2,531,800	2,818,109	2,931,294
Shareholders’ equity	2,911,503	2,545,243	2,836,093	2,944,758
Revenues	-	-	-	-
Net loss	(1,120,737)	(584,360)	(148,415)	(752,033)
Loss per share	$ (0.09)	$ (0.06)	$ (0.01)	$ (0.05)

Quarterly results will vary depending upon the timing of property acquisitions, exploration expenditures, financings and stock option grants. Operating losses per quarter have increased over the prior year due to significantly increased exploration activity on the Company’s properties acquired during the 2005 and 2006 fiscal years.

During the three month period ended August 31, 2006, the Company incurred a loss of $4,041,189 compared to $1,120,737 in the comparable period of the prior year.  The loss in 2006 increased by $2,920,452 and was primarily comprised of the following expense changes.  Stock based compensation of $470,631 (2005- $71,997) depends upon the nature and timing of stock option grants. Exploration costs of $3,135,355 (2005 - $737,825) have increased significantly and are related to the Company’s newly acquired properties in 2005 and 2006 (see details above). Prior to 2004, the Company was relatively inactive with regard to its mineral property holdings, and did not record stock-based compensation on the granting of stock options.  Property investigation expense was not incurred in 2006 as the Company was fully focussed on its newly acquired property interests. Listing and transfer agent fees increased due to a higher level of exploration and related regulatory activity.  Professional fees and travel both have increased commensurate with the Company’s overall increase in exploration and business activity.

INVESTOR RELATIONS

Investor relation activities are managed primarily by Jerry Pogue, a current director. During the period, $58,500 was paid to Institutional Market Communications Inc. (“IMC”) pursuant to an agreement dated May 1, 2005, approved by the TSXV on June 15, 2005. The monthly compensation is $6,500 for a one year term with automatic extension, plus 150,000 stock options (granted). No other fees or payments were made to any party in respect of investor relations, with the exception of transactions with Related Parties (below).

LIQUIDITY

At August 31, 2006, the Company had working capital of $2,707,818 (November 30, 2005 -$1,996,122) and a cumulative deficit of $16,675,588 (November 30, 2005 - $9,725,385). The Company is well positioned to cover all operating costs, acquire new properties, and conduct exploration on its current property interests. In addition, the Company would receive an additional $2,092,498 if all warrants were exercised and $2,449,000 if all options are exercised.

CAPITAL RESOURCES

To date, the Company’s ongoing operations have been predominantly financed by private placements and the exercise of share purchase warrants. During the current period, $3,035,000 (2005 - $651,500) raised from private placements, $2,453,600 (2005 - $725,875) from the exercise of warrants and $78,750 (2005 - $5,000) from the exercise of stock options.

Additional financings may be required to conduct further acquisition, exploration or development work on any of the projects and to place any project (if feasible) into production.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

SHARES ISSUED FOR PROPERTY

During the period, 900,000 shares were issued for property acquisitions.  A payment of $25,000 was paid and 200,000 common shares were issued in connection with the Mackenzie project, and US$167,000 was paid plus 600,000 shares were issued in connection with the newly acquired property interests in Peru and 100,000 shares were issued in connection with the Diamante Property in Argentina.

OFF BALANCE SHEET TRANSACTIONS

The Company has not entered into any long term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Properties above.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties occurred in the normal course of operations and are measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties. (Refer to note 11 of the accompanying consolidated financial statements.)

These consolidated financial statements include transactions during the current year with related parties as follows:

a)

The Company paid consulting and other fees of $97,651 (2005 - $70,000) to directors (2006 - Jerry Pogue, Henk Van Alphen and Gary Freemen), $35,917 (2005 – $19,000) to officers (2006 – Michael Kinley and Lawrence Talbot), and paid wages of $8,935 (2005 - $144,000) to an officer (2005 – director);

b)

The Company paid rent and administration fees of $51,805 (2005 - $55,867) to Cardero Resource Corp. (“Cardero”), a public company related by a common director and $3,000 (2005 – Nil) to a director;

c)

Amounts due to related parties of $17,836 (November 30, 2005 - $40,084) is comprised of $4,708 (2005 - $5,000) to directors and officers for consulting, $Nil (2005 - $4,931) to Cardero for rent and administration expenses, and $13,128 (2005 - $30,153) to directors for expense reimbursements;

MANAGEMENT CHANGES

On July 1, 2006 Lawrence Talbot was appointed Vice President & General Counsel, on July 12, 2006, Mr. Henk Van Alphen was appointed President and Chief Executive Officer and, on August 14, 2006 Marla Ritchie was appointed Corporate Secretary.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/ resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This Management Discussion and Analysis contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, refundable acquisition fee, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authority.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure

EVALUATION OF DISCLOSURE ON CONTROLS AND PROCEDURES

Based on an evaluation of our disclosure controls and procedures as of the end of the period covered by this quarterly report, our CEO and CFO have determined that our current disclosure controls and procedures are effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any changes in the Company’s internal control over financial reporting or any other factors during the period ended August 31, 2006, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to August 31, 2006, 112,500 stock options were exercised for a total of $78,750.